

June 3, 2022

Arshia Sarkhani
Chief Executive Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

> **Re: Asset Entities Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 2, 2022**
> **CIK No. 0001920406**

Dear Mr. Sarkhani:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 2, 2022

Cover Page

1. You disclose that you "may be considered a "controlled company" . . . after consummation of this offering." Please revise your cover page and your risk factor disclosure on page 23 to clarify that you will be a "controlled company." Additionally, please revise the cover page to identify your controlling shareholder and to disclose the percentage of your total voting power this shareholder will control following the completion of this offering.

Industry and Market Data, page i

2. You state that you have not independently verified third-party information, nor have you ascertained the underlying economic assumptions relied upon in those sources. Please

note that you are responsible for the entire contents of the offering statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information, please either delete this statement or specifically state that you are liable for such information.

Prospectus Summary, page 1

3.   Please revise the prospectus summary to describe your dual class structure.

Risk Factors, page 9

4.   Please revise to disclose any material risks resulting from your business operations related to the blockchain, crypto, and NFT industries. For example, if the volatility of these industries may have material impacts on your business, please discuss this.

5.   Please add a risk factor discussing any risks related to your dual class capital structure, such as the risks that your dual class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

6.   We note that your revenue depends on your number of subscribers. Please revise to include your number of active subscribers as of the end of each period presented in your financial statements.

Corporate History and Structure, page 34

7.   Please revise to include a diagram depicting your organizational structure following the completion of this offering. Include on this diagram both your controlling shareholder and, as a group, the public shareholders that will receive shares in this offering. Ensure the diagram depicts the Class A and Class B holdings of these shareholders.

Business
Our Current Business, page 35

8.   We note your discussion of your Social Influencer Network, your team of social influencer independent contractors. Please tell us whether any individual influencer accounted for a material portion of your expenses.

Certain Relationships and Related Party Transactions, page 57

9.   On page F-11, you disclose that the Company paid management fees to its controlling members totaling $535,127 during the fiscal year ended December 31, 2021. Please revise your related party section to describe these transactions or advise. Consider Item

404 of Regulation S-K.

Principal Shareholders, page 58

10.   Please revise this section to also disclose the voting rights of both your Class A and Class B common stock. Additionally, revise the principal shareholder table to include columns that reflect the percentage of pre- and post-offering total voting power held by each person or entity by combining the number of votes they are entitled to from their holdings of all classes of voting stock.

Exhibits

11.   Please file any material lease under which a part of the property described in the registration statement is held by the registrant. See Item 601(b)(10) of Regulation S-K.

General

12.   Please supplementally provide your detailed legal analysis supporting your conclusion that you are not an "investment adviser" as defined under the Investment Advisers Act of 1940 (the "Advisers Act"). In your response, please address each of the three prongs of the "investment adviser" definition in Section 202(a)(11) of the Advisers Act and identify the factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent. When addressing the "compensation" prong of the "investment adviser" definition, please also provide additional information about how exactly the Company intends to be compensated for its "education and entertainment services." If you believe that you qualify for any exclusions or exemptions from "investment adviser" status, please identify those exclusions or exemptions and provide detailed support for your position.

13.   Please describe whether your team of "social influencer independent contractors" will be permitted to provide investment advice or commentary as part of the services they provide to the Company or through their use of the Company's various servers and platforms. If so, please also provide detailed analysis of whether your team of "social influencer independent contractors" may be considered to be "investment advisers" under the Advisers Act or applicable state law. If you believe these "social influencer independent contractors" may potentially be "investment advisers" under such laws, please discuss whether you believe that you would have any potential liability under Section 203(e)(6) of the Advisers Act (and parallel provisions of applicable state law) for the failure of any such "social influencer independent contractors" to register as "investment advisers."

14.   Please describe the nature of interactions between, on the one hand, your personnel and your "social influencer independent contractors" and, on the other, the public users of the company's Discord servers or other social media platforms. In your response, please describe whether communications made by your personnel and your "social influencer independent contractors" are tailored, individualized, or otherwise attuned to any public user's particular needs or investment goals.

15.   Describe the content of the "commentary on securities trading" or "any investment guidance" provided by the company, its personnel and the "social influencer independent contractors." In your response, please address the inclusion on social media of any analyses of specific securities. We note, in this regard, the apparent inclusion on YouTube, and potentially other platforms, of the company's analysis of, for example, specific "growth stocks." Please reconcile with the company's assertion on page 17 that the company does not "advise as to the value of any specific securities or categories of securities or market trends; issue analyses or reports concerning specific securities or categories of securities; advise on the advantages of investing in securities instead of other types of investments; or issue lists of securities from which users or others can choose."

16.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

    You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Technology